Troutman Pepper Hamilton Sanders LLP 875 Third Avenue New York, NY 10022 troutman.com

Patrick B. Costello

D 212.704.6147

patrick.costello@troutman.com

December 23, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Adit EdTech Acquisition Corp. Draft Registration Statement on Form S-1 Submitted November 4, 2020 CIK No. 0001830029

Dear Mr. Levenberg:

We are submitting this letter on behalf of Adit EdTech Acquisition Corp., a Delaware corporation (the “Company”), in response to the comments from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) received by letter dated December 1, 2020 and by voicemail on December 1, 2020 (collectively, the “Staff Letter”) relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0. 0001830029) (the “Draft Registration Statement”).

We are submitting this letter via EDGAR and the Company has publicly filed a revised Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are also sending, by courier, copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement.

For ease of reference, we have incorporated the comments from the Staff Letter into this letter in italics, numbered to correspond to the numbering used in the Staff Letter and followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1

Risk Factors

Our amended and restated certificate of incorporation will require, subject to limited exceptions, that derivative actions, page 51

Securities and Exchange Commission December 23, 2020 Page 2

1.

We note the disclosure here and at page 121 that “the exclusive forum provision will not apply to actions brought under the Securities Act, or the rules and regulations thereunder.” However, the forum selection provision in Section 10.1 of your certificate of incorporation states that “unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts ... shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act....” Please reconcile your disclosures. If your exclusive forum provision applies to actions brought under the Securities Act, please revise your disclosures and this risk factor to make clear that there is uncertainty as to whether a court would enforce it and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the Draft Registration Statement accordingly. Please see disclosure on pages 50 and 128 of the Registration Statement.

In addition, the Staff provided the following oral comments:

2.

With regard to Regulation S-K Modernization rule changes that took effect on November 9, 2020, the Company includes 15 pages of Risk Factors but does not include a concise summary of the principal factors nor does it segregate the generic risk factors under the heading “General Risk Factors” as newly revised Item, 105 requires. Please address in the next filing.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the Draft Registration Statement accordingly. Please see the disclosure on pages 27 through 29, 31, 45, 47 and 54 of the Registration Statement.

3.	There is disclosure regarding special meetings at page 121 which appears to be inconsistent with Section 2.3 of the Bylaws. Please reconcile.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the Draft Registration Statement accordingly. Please see the disclosure on page 128 of the Registration Statement.

4.	With respect to the Beneficial Ownership disclosure page 107, clarify footnotes 2 and 3 to identify the natural persons with voting or dispositive control of the shares held by the sponsor.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised footnotes (2) and (3) to the principal stockholders table in the Draft Registration Statement to provide the names of the members of the board of directors of the Company’s sponsor, and as a result of the “rule of three”, because voting and dispositive decisions are made by a vote of four

Securities and Exchange Commission December 23, 2020 Page 3

out of the five directors of the sponsor’s board of directors, none of such directors is deemed to be a beneficial owner of securities held by the Company’s sponsor. Accordingly, none of the directors on the Company’s sponsor’s board of directors is deemed to have or share beneficial ownership of the founder shares held by the Company’s sponsor. Please see disclosure on pages 113 through 114 of the Registration Statement.

Thank you for your consideration of our response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Very truly yours,

/s/ Patrick B. Costello

Patrick B. Costello

cc:	Diane Fritz, United States Securities and Exchange Commission
Ethan Horowitz, United States Securities and Exchange Commission
Loan Lauren Nguyen, United States Securities and Exchange Commission
David L. Shrier, Adit EdTech Acquisition Corp.
Joseph Walsh, Troutman Pepper Hamilton Sanders LLP